MCAFEE&TAFT
A PROFESSIONAL CORPORATION

10TH FLOOR • TWO LEADERSHIP SQUARE
211 NORTH ROBINSON • OKLAHOMA CITY, OK 73102-7103
(405) 235-9621 • FAX (405) 235-0439
www.mcafeetaft.com

JERRY A. WARREN
ATTORNEY AT LAW

WRITER DIRECT
(405) 552-2224
FAX (405) 228-7424
jerry.warren@mcafeetaft.com

April 19, 2010

VIA EMAIL
Securities and Exchange Commission
Attn: Christian T. Sandoe, Senior Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: TXF Funds, Inc.
        File No.'s 333-156996 & 811-22270

Dear Mr. Sandoe:

On behalf of TXF Funds, Inc. (the "Company"), pursuant to Rule 485(b) under the Securities Act, we will be filing a post-effective amendment to the registration statement on Form N-1A for TXF Large Companies ETF (the "Fund"). The amended registration statement includes the modifications you've requested pursuant to the comments you provided us via telephone on April 16, 2010 as follows:

PROSPECTUS:

TXF Large Companies ETF (Cover Page)

1.   At this point, the Fund does not intend to use the Summary Prospectus to satisfy its prospectus delivery obligations, thus the legend regarding materials incorporated by reference has not been included.

Fee Table (Page 1)

2.   The second and third sentences of the first paragraph have been deleted.

3.   A line item for "Shareholder Fees" has been added to the fee table with a corresponding entry reflecting that "none" are charged.

4.   The footnotes to the fee table have been deleted.

5.   On the paragraph preceding the example, we believe it is appropriate to disclose that the "example assumes you sell rather than redeem fund shares because the Fund only redeems shares in Creation Units." We believe the disclosure is consistent "with the amendment to Form N-1A to eliminate the requirement that ETF prospectuses disclose information on how to

buy and redeem shares directly from the ETF because it is not relevant to investors who are secondary market purchasers of ETF shares." See Release Nos. 33-8998; IC-28584.

Item 4 - Investments, Risks and Performance – Principal Risks (Page 2)

6. The third sentence of the first paragraph has been deleted.

7. (Index Risks) – The third sentence of that paragraph has been deleted as that information is best characterized as an investment strategy rather than a risk. The information is reflected in "Principal Investment Strategies of the Fund."

8. (Investment Style Risks) – The first sentence has been deleted as the information contained therein is best characterized as an investment strategy rather than a risk. The information was moved to "Principal Investment Strategies of the Fund."

9. The information previously included in this Item 4 - Principal Risks subsection (with the changes described in items 5, 6 and 7 of this letter), has been moved to Item 9: Investment Objectives, Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings on page 5. A shorter summary of the principal risks of investing in the Fund has been included under Principal Risks on page 2 as required by Form N-1A.

Purchase and Sale of Fund Shares (Page 4)

10. The second, third and last sentences of this paragraph have been deleted.

Item 8 – Financial Intermediary Compensation

11. The Fund has omitted this Item because neither the Fund nor any of its related companies pay intermediaries for the sale of Fund shares or related services.

General Information about TXF Funds, Inc. – What is the Spade Texas Index and How is it Created and Maintained (Page 5)

12. The words "*and related ETF options products*" have been deleted from the end of the first sentence of the first paragraph.

Investment Objectives and Principal Investment Strategies and Disclosure of Portfolio Holdings (Page 5)

13. A disclosure that the Fund's investment objectives may be changed without shareholder approval has been added to this section.

Fund Management – Investment Advisor (Page 6)

14. The last sentence of the paragraph has been revised to read as follows: "A discussion regarding the basis for the Board of Director's approval of the Investment Advisory agreement *is* available in the Fund's ***annual report for the fiscal year ended December 31, 2009***." (emphasis added)

STATEMENT OF ADDITIONAL INFORMATION:

Management (Page B-5)

15. This section has been revised to comply with the new Form N-1A Item 17 disclosure requirements, effective as of February 28, 2010.

We greatly appreciate your help on this matter.

Sincerely,

Jerry A. Warren